UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)


                               MARKET AMERICA INC.
                                (Name of Issuer)


                         Common Stock, $.00001 Par Value
                         (Title of Class of Securities)


                           570556 10 0 - Common Stock
                                 (CUSIP Number)

                                James H. Ridinger
                             c/o Market America Inc.
                            1302 Pleasant Ridge Road
                              Greensboro, NC 27409

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 20, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                                  SCHEDULE 13D

----------------------------------------------------  --------------------------
CUSIP NO.  570556 10 0                                PAGE 2 OF 20 PAGES
          ----------------
----------------------------------------------------  --------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      James H. Ridinger
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                         (b) [ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                      SC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                  [X]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      U.S.A.
------------------- ------------------------------------------------------------

 NUMBER OF             7    SOLE VOTING POWER

  SHARES                        15,711,650 shares of Common Stock
                    ------------------------------------------------------------
BENEFICIALLY           8    SHARED VOTING POWER

  OWNED BY                      232,000 shares of Common Stock
                    ------------------------------------------------------------
    EACH               9    SOLE DISPOSITIVE POWER

 REPORTING                      15,711,650 shares of Common Stock
                    ------------------------------------------------------------
PERSON WITH           10    SHARED DISPOSITIVE POWER

                                232,000  shares of Common Stock
------------------- ------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      15,943,650 shares of Common Stock
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      82.1%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                      IN
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------------------------------  --------------------------
CUSIP NO.  570556 10 0                                PAGE 3 OF 20 PAGES
          ----------------
----------------------------------------------------  --------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Loren Ashley Ridinger
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                         (b) [ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                      SC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                  [ ]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      U.S.A.
------------------- ------------------------------------------------------------

 NUMBER OF             7    SOLE VOTING POWER

  SHARES                        -0-
                    ------------------------------------------------------------
BENEFICIALLY           8    SHARED VOTING POWER

  OWNED BY                      101,450 shares of Common Stock
                    ------------------------------------------------------------
    EACH               9    SOLE DISPOSITIVE POWER

 REPORTING                      -0-
                    ------------------------------------------------------------
PERSON WITH           10    SHARED DISPOSITIVE POWER

                                101,450 shares of Common Stock
------------------- ------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      101,450 shares of Common Stock
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.5%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                      IN
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------------------------------  --------------------------
CUSIP NO.  570556 10 0                                PAGE 4 OF 20 PAGES
          ----------------
----------------------------------------------------  --------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Martin L. Weissman
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                         (b) [ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                      SC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                  [ ]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      U.S.A.
------------------- ------------------------------------------------------------

 NUMBER OF             7    SOLE VOTING POWER

  SHARES                        -0-
                    ------------------------------------------------------------
BENEFICIALLY           8    SHARED VOTING POWER

  OWNED BY                      532,000 shares of Common Stock
                    ------------------------------------------------------------
    EACH               9    SOLE DISPOSITIVE POWER

 REPORTING                      -0-
                    ------------------------------------------------------------
PERSON WITH           10    SHARED DISPOSITIVE POWER

                                532,000 shares of Common Stock
------------------- ------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      532,000 shares of Common Stock
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.7%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                      IN
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------------------------------  --------------------------
CUSIP NO.  570556 10 0                                PAGE 5 OF 20 PAGES
          ----------------
----------------------------------------------------  --------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dennis J. Franks
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                         (b) [ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                      SC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                  [ ]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      U.S.A.
------------------- ------------------------------------------------------------

 NUMBER OF             7    SOLE VOTING POWER

  SHARES                        -0-
                    ------------------------------------------------------------
BENEFICIALLY           8    SHARED VOTING POWER

  OWNED BY                      150,000 shares of Common Stock
                    ------------------------------------------------------------
    EACH               9    SOLE DISPOSITIVE POWER

 REPORTING                      -0-
                    ------------------------------------------------------------
PERSON WITH           10    SHARED DISPOSITIVE POWER

                                150,000 shares of Common Stock
------------------- ------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      150,000 shares of Common Stock
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.8%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                      IN
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------------------------------  --------------------------
CUSIP NO.  570556 10 0                                PAGE 6 OF 20 PAGES
          ----------------
----------------------------------------------------  --------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Marc Ashley
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                         (b) [ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                      SC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                  [ ]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      U.S.A.
------------------- ------------------------------------------------------------

 NUMBER OF             7    SOLE VOTING POWER

  SHARES                        -0-
                    ------------------------------------------------------------
BENEFICIALLY           8    SHARED VOTING POWER

  OWNED BY                      50,000 shares of Common Stock
                    ------------------------------------------------------------
    EACH               9    SOLE DISPOSITIVE POWER

 REPORTING                      -0-
                    ------------------------------------------------------------
PERSON WITH           10    SHARED DISPOSITIVE POWER

                                50,000 shares of Common Stock
------------------- ------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      50,000 shares of Common Stock
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.3%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                      IN
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------------------------------  --------------------------
CUSIP NO.  570556 10 0                                PAGE 7 OF 20 PAGES
          ----------------
----------------------------------------------------  --------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Joseph V. Bolyard
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                         (b) [ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                      SC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                  [ ]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      U.S.A.
------------------- ------------------------------------------------------------

 NUMBER OF             7    SOLE VOTING POWER

  SHARES                        -0-
                    ------------------------------------------------------------
BENEFICIALLY           8    SHARED VOTING POWER

  OWNED BY                      20,000 shares of Common Stock
                    ------------------------------------------------------------
    EACH               9    SOLE DISPOSITIVE POWER

 REPORTING                      -0-
                    ------------------------------------------------------------
PERSON WITH           10    SHARED DISPOSITIVE POWER

                                20,000 shares of Common Stock
------------------- ------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      20,000 shares of Common Stock
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.1%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                      IN
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------------------------------  --------------------------
CUSIP NO.  570556 10 0                                PAGE 8 OF 20 PAGES
          ----------------
----------------------------------------------------  --------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Andrew Weissman
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                         (b) [ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                      SC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                  [ ]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      U.S.A.
------------------- ------------------------------------------------------------

 NUMBER OF             7    SOLE VOTING POWER

  SHARES                        -0-
                    ------------------------------------------------------------
BENEFICIALLY           8    SHARED VOTING POWER

  OWNED BY                      50,000 shares of Common Stock
                    ------------------------------------------------------------
    EACH               9    SOLE DISPOSITIVE POWER

 REPORTING                      -0-
                    ------------------------------------------------------------
PERSON WITH           10    SHARED DISPOSITIVE POWER

                                50,000 shares of Common Stock
------------------- ------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      50,000 shares of Common Stock
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.3%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                      IN
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

----------------------------------------------------  --------------------------
CUSIP NO.  570556 10 0                                PAGE 9 OF 20 PAGES
          ----------------
----------------------------------------------------  --------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Miracle Marketing Inc.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                         (b) [ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                      SC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                  [X]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware, U.S.A.
------------------- ------------------------------------------------------------

 NUMBER OF             7    SOLE VOTING POWER

  SHARES                        -0-
                    ------------------------------------------------------------
BENEFICIALLY           8    SHARED VOTING POWER

  OWNED BY                      -0-
                    ------------------------------------------------------------
    EACH               9    SOLE DISPOSITIVE POWER

 REPORTING                      -0-
                    ------------------------------------------------------------
PERSON WITH           10    SHARED DISPOSITIVE POWER

                                -0-
------------------- ------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                      CO
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER:
         -------------------

         The class of equity securities to which this Schedule 13D relates to is the common stock, par value $.00001 per share (the "Common Stock"), of Market America Inc., a North Carolina corporation (the "Company"). The Company's principal executive offices are located at 1302 Pleasant Ridge Road, Greensboro, North Carolina 27409.

ITEM 2.  IDENTITY AND BACKGROUND:
         -----------------------

         This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons") pursuant to the Agreement of Joint Filing attached hereto as Exhibit A:

1.  James H. Ridinger

         a.  Residence or Business Address:  1302 Pleasant Ridge Road
             ------------------------------
                                             Greensboro, NC 27409

         b.  Present Principal  Occupation:     Chairman of the Board and Chief
             ------------------------------
             Executive Officer of the Company,  located at the above address.

         c.  Criminal  Proceedings:  Mr. Ridinger has not, during the last five
             ----------------------
             years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         d.  Civil  Proceedings:  On May 4, 1999, Mr. Ridinger  entered into a
             ------------------
             settlement (the "Settlement") with the Securities and Exchange Commission in which he consented to the entry of an order enjoining him from violating certain antifraud and other provisions of the federal securities laws. In connection with the settlement, Mr. Ridinger agreed to pay a fine of $100,000 and disgorgement and prejudgment interest of $304,695. Mr. Ridinger neither admitted nor denied the allegations made in the proceeding. The proceeding involved the way in which the Company was taken public in 1992 and 1993, the failure to disclose the use of proceeds of the initial public offering, and Mr. Ridinger's sharing in those proceeds. Other than the Settlement, Mr. Ridinger, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         e.  Citizenship:  Mr. Ridinger is a citizen of the United States of
             -----------
             America.

2.  Loren Ashley Ridinger

         a.  Residence or Business Address:  1302 Pleasant Ridge Road
             -----------------------------
                                             Greensboro, NC 27409

         b.  Present Principal Occupation:   Senior Vice President and Secretary
             ----------------------------
             of the Company, located at the above address.

         c.  Criminal  Proceedings:  Mrs. Ridinger has not, during the last five
             ---------------------
             years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         d.  Civil  Proceedings:  Mrs. Ridinger, during the last five years, was
             ------------------
             not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         e.  Citizenship:  Mrs. Ridinger is a citizen of the United States of
             -----------
             America.

3.  Martin L. Weissman

         a.  Residence or Business Address:  1302 Pleasant Ridge Road
             -----------------------------
                                             Greensboro, NC 27409

         b.  Present Principal Occupation:   Executive Vice President of the
             ----------------------------
             Company, located at the above address.

         c.  Criminal  Proceedings:  Mr. Weissman has not, during the last five
             ---------------------
             years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         d.  Civil  Proceedings:  Mr. Weissman, during the last five years, was
             ------------------
             not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         e.  Citizenship:  Mr. Weissman is a citizen of the United States of
             ------------
             America.

4.  Dennis J. Franks

         a.  Residence or Business Address:  1302 Pleasant Ridge Road
             -----------------------------
                                             Greensboro, NC 27409

         b.  Present Principal Occupation:   Executive Vice President of the
             ----------------------------
             Company, located at the above address.

         c.  Criminal  Proceedings:  Mr. Franks has not, during the last five
             ---------------------
             years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         d.  Civil  Proceedings:  Mr. Franks, during the last five years, was
             ------------------
             not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         e.  Citizenship:  Mr. Franks is a citizen of the United States of
             -----------
             America.

5.  Marc Ashley

         a.  Residence or Business Address:  1302 Pleasant Ridge Road
             -----------------------------
                                             Greensboro, NC 27409

         b.  Present Principal Occupation:  Vice President of  Administrative
             ----------------------------
             of the Company, located at the above address.

         c.  Criminal Proceedings:  Mr. Ashley has not, during the last five
             --------------------
             years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         d.  Civil  Proceedings:  Mr. Ashley, during the last five years, was
             ------------------
             not a party to any civil proceeding of ajudicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         e.  Citizenship:  Mr. Ashley is a citizen of the United States of
             -----------
             America.

6.  Joseph V. Bolyard

         a.  Residence or Business Address:  1302 Pleasant Ridge Road
             -----------------------------
                                             Greensboro, NC 27409

         b.  Present Principal Occupation: Vice President of Operations of the
             ----------------------------
             Company, located at the above address.

         c.  Criminal  Proceedings:  Mr. Bolyard has not, during the last five
             ---------------------
             years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         d.  Civil  Proceedings:  Mr. Bolyard, during the last five years, was
             ------------------
             not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         e.  Citizenship:  Mr. Bolyard is a citizen of the United States of
             -----------
             America.

7.  Andrew Weissman

         a.  Residence or Business Address:  1302 Pleasant Ridge Road
             -----------------------------
                                             Greensboro, NC 27409

         b.  Present Principal Occupation:  Director of Field Development of the
             ----------------------------
             Company, located at the above address.

         c.  Criminal  Proceedings:  Mr. Weissman has not, during the last five
             ---------------------
             years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         d.  Civil  Proceedings:  Mr. Weissman, during the last five years, was
             ------------------
             not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         e.  Citizenship:  Mr. Weissman is a citizen of the United States of
             -----------
             America.

     8. Miracle Marketing Inc. Miracle Marketing Inc., is a Delaware corporation. Its principal business is oper of a distribution network for the Company's products, and the address of its principal office is 2954 Nort Road, Miami, Florida 33120.

         a.  Criminal  Proceedings:  Neither Miracle Marketing Inc. nor any of
             ---------------------
             its directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         b.  Civil  Proceedings:  Neither Miracle Marketing Inc. nor any of its
             ------------------
             directors or executive officers has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which it or any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as described under paragraph 1 of this Item
             2 with respect to James H. Ridinger, Miracle Marketing Inc.'s sole director and executive officer.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

         See Item 4.


ITEM 4.  PURPOSE OF THE TRANSACTION
         --------------------------

         On October 17, 2001, James H. Ridinger, the President and Chief Executive Officer of the Company, and Loren Ridinger, a Senior Vice President of the Company (collectively, the "Offering Group"), delivered a proposal ("Proposal") to the Board of Directors of the Company. A copy of the proposal is attached hereto as Exhibit B. Under the terms of the proposal, an entity to be formed by the Offering Group would be merged with and into the Company, with the Company as the surviving corporation (the "Merger"). All shareholders of the Company other than the Offering Group would entitled to received a cash payment of $8.00 per share (the "Merger Consideration") for their shares of Common Stock, and the Offering Group would continue as shareholders of the surviving corporation. The Offering Group intends to use the Company's working capital and available lines of credit to provide the funds necessary to pay the Merger Consideration.

         On March 15, 2002, each of Martin L. Weissman, Dennis J. Franks, Marc Ashley, Joseph V. Bolyard, Andrew Weissman, and Miracle Marketing Inc. ("Marketing") entered into an agreement (the "Offering Group Agreement") with James H. Ridinger and Loren Ashley Ridinger, pursuant to which they joined the Offering Group for the purpose of effecting the Merger. Under this agreement, each of the Reporting Persons other than Mr. Ridinger granted to Mr. Ridinger an irrevocable proxy to vote his or her shares of the Company's common stock in favor of the Merger and agreed to transfer such shares to Marketing immediately prior to the Merger, and each such party is bound by other restrictions on the transfer of shares of the Company's common stock.

         Completion of the Merger will be conditioned upon approval of the transaction by shareholders of the Company holding a majority of the shares of Common Stock not held by the Offering Group. The Offering Group reserves the right to amend or to withdraw the Proposal.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Exchange. The percentage of ownership described above is based on 19,420,000 Common Shares outstanding on December 14, 2001.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

1.  James H. Ridinger

         a.  Amount beneficially owned: 15,943,650 shares of Common Stock.
                                        ---------------------------------

         b.  Percent of class: 82.1%.
                               -----

         c.  Number of shares as to which such person has:

         i.  Sole power to vote or direct the vote  15,711,650 shares of Common
                                                    ---------------------------
             Stock.*
             -----

         ii. Shared power to vote or direct the vote 232,000 shares of Common
                                                     ------------------------
             Stock.**
             -----

         iii.Sole power to dispose or direct the disposition 15,711,650 shares
                                                             -----------------
             of Common Stock.*
             ----------------

         iv. Shared power to dispose or direct the disposition 232,000 shares of
                                                               -----------------
             Common Stock.**
             ------------


-------------------

*        Includes 1,155,100 shares subject to the AAA Plus Trust, of which Mr.
         Ridinger is the trustee.

** Includes 232,000 shares subject to the Martin L. Weissman IRA, T.D. Waterhouse Custodian.

2.       Loren Ashley Ridinger

         a.  Amount beneficially owned: 101,450 shares of Common Stock.
                                        ------------------------------

         b.  Percent of class: 0.5%.
                               ----

         c.  Number of shares as to which such person has:

         i.  Sole power to vote or direct the vote -0-.
                                                   ---

         ii. Shared power to vote or direct the vote 101,450 shares of Common
                                                     ------------------------
             Stock.
             ------

         iii.Sole power to dispose or direct the disposition -0-.
                                                             ---

         iv. Shared power to dispose or direct the disposition 101,450 shares of
                                                               -----------------
             Common Stock.
             ------------

3.  Martin L. Weissman

         a.  Amount beneficially owned: 532,000 shares of Common Stock.
                                        ------------------------------

         b.  Percent of class: 2.7%.
                               ----

         c.  Number of shares as to which such person has:

             i.  Sole power to vote or direct the vote -0-.
                                                       ---

             ii.  Shared power to vote or direct the vote  532,000 shares of
                                                           -----------------
                   Common Stock.**
                   ------------

             iii.  Sole power to dispose or direct the disposition -0-.
                                                                   ---

             iv.   Shared power to dispose or direct the disposition 532,000
                                                                     -------
                    shares of Common Stock.**
                    ----------------------


-------------------

** Includes 232,000 shares subject to the Martin L. Weissman IRA, T.D. Waterhouse Custodian.

4.  Dennis J. Franks

         a.  Amount beneficially owned: 150,000 shares of Common Stock.
                                        ------------------------------

         b.  Percent of class: 0.8%.
                               ----

         c.  Number of shares as to which such person has:

             i.  Sole power to vote or direct the vote -0-.
                                                       ---

             ii. Shared power to vote or direct the vote 150,000 shares of
                                                         -----------------
                 Common Stock.
                 ------------

             iii.Sole power to dispose or direct the disposition -0-.
                                                                 ---

             iv. Shared power to dispose or direct the disposition

                 150,000 shares of Common Stock.
                 ------------------------------

5.  Marc Ashley

         a.  Amount beneficially owned: 50,000 shares of Common Stock.
                                        -----------------------------

         b.  Percent of class: 0.3%.
                               ----

         c.  Number of shares as to which such person has:

             i.  Sole power to vote or direct the vote -0-.
                                                       ---

             ii.  Shared power to vote or direct the vote
                  50,000 shares of Common Stock.
                  -----------------------------

             iii. Sole power to dispose or direct the disposition -0-.
                                                                  ---

             iv. Shared power to dispose or direct the disposition 50,000 shares of Common Stock.
                  -----------------------------

6.  Joseph V. Bolyard

         a.  Amount beneficially owned: 20,000 shares of Common Stock.
                                        -----------------------------

         b.  Percent of class: 0.1%.
                               ----

         c.  Number of shares as to which such person has:

             i.  Sole power to vote or direct the vote -0-.
                                                       ---

             ii. Shared power to vote or direct the vote 20,000 shares of Common
                                                         -----------------------
             Stock.
             -----

         iii.Sole power to dispose or direct the disposition -0-.
                                                             ---

         iv. Shared power to dispose or direct the disposition 20,000 shares of
                                                               ----------------
             Common Stock.
             ------------

7.  Andrew Weissman

         a.  Amount beneficially owned: 50,000 shares of Common Stock.
                                        -----------------------------

         b.  Percent of class: 0.3%.
                               ----

         c.  Number of shares as to which such person has:

             i.  Sole power to vote or direct the vote -0-.
                                                       ---

             ii. Shared power to vote or direct the vote 50,000 shares of Common
                                                         -----------------------
             Stock.
             -----

             iii. Sole power to dispose or direct the disposition -0-.
                                                                  ---

             iv. Shared power to dispose or direct the disposition 50,000 shares of Common Stock.
                   -----------------------------

8.  Miracle Marketing Inc.

         a.  Amount beneficially owned: -0-
                                        ---

         b.  Percent of class: -0-.

         c.  Number of shares as to which such person has:

             i.   Sole power to vote or direct the vote -0-.
                                                        ---

             ii.  Shared power to vote or direct the vote -0-.
                                                          ---

             iii.  Sole power to dispose or direct the disposition -0-.
                                                                   ---

             iv.   Shared power to dispose or direct the disposition -0-.
                                                                     ---


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE COMPANY
         ----------------------------

         See Item 4.

         A copy of the Offering Group Agreement is incorporated herein as Exhibit D. The description of the 2001 Voting Agreement provided in Item 4 herein is qualified in its entirety by reference to the Exhibit D.

         James H. Ridinger and Loren Ashley Ridinger are married; Marc Ashley is the brother of Loren Ashley Ridinger; and Andrew Weissman is the son of Martin L. Weissman. James H. Ridinger is the sole director and executive officer of Miracle Marketing Inc.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         Exhibit A:  Agreement of Joint Filing.

         Exhibit B:  Offer Letter, dated October 17, 2001, from
James H. Ridinger to the Company.

         Exhibit C:   Offering Group Stockholders Agreement, dated as of
March 15, 2002, by and among James H. Ridinger, Loren Ashley Ridinger, Martin L. Weissman, Dennis J. Franks, Marc Ashley, Joseph V. Bolyard, Andrew Weissman, and Miracle Marketing Inc.

                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him, or her as the case may be, is true, complete and correct.

Dated:  March 25, 2002


                                                  /s/ James H. Ridinger
                                         ---------------------------------------
                                                   James H. Ridinger



                                         Loren Ashley Ridinger
                                         Martin L. Weissman
                                         Dennis J. Franks
                                         Marc Ashley
                                         Joseph V. Bolyard
                                         Andrew Weissman


                                         By:      /s/ James H. Ridinger
                                            ------------------------------------
                                                  James H. Ridinger,
                                                  Attorney-in-Fact


                                         Miracle Marketing Inc.

                                         By:      /s/ James H. Ridinger
                                            ------------------------------------
                                                  James H. Ridinger, Director

                                                                       EXHIBIT A

                            AGREEMENT OF JOINT FILING
                               MARKET AMERICA INC.
                        COMMON SHARES, $.00001 PAR VALUE

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an exhibit to such filing.

     This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

     WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 15th day of March, 2002.


     /s/ James H. Ridinger                       /s/ Loren Ashley Ridinger
-----------------------------------          ----------------------------------
James H. Ridinger                             Loren Ashley Ridinger


     /s/ Martin L. Weissman                      /s/ Dennis J. Franks
-----------------------------------          ----------------------------------
Martin L. Weissman                            Dennis J. Franks


     /s/ Marc Ashley                            /s/ Joseph V. Bolyard
-----------------------------------          ----------------------------------
Marc Ashley                                   Joseph V. Bolyard


     /s/ Andrew Weissman
-----------------------------------
Andrew Weissman

Miracle Marketing Inc.


By:  /s/ James H. Ridinger
-----------------------------------
James H. Ridinger, Director

                                                                       EXHIBIT B


                                JAMES H. RIDINGER


                                October 17, 2001

Board of Directors
Market America Inc.
1302 Pleasant Ridge Road
Greensboro, NC 27409

Dear Sirs:

     An entity ("Purchaser") to be formed by James H. Ridinger and Loren A. Ridinger (the "Offering Group"), proposes an acquisition of Market America Inc. (the "Company") by merger of Purchaser into the Company (the "Merger" or the "Transaction"). Prior to the Merger, members of the Offering Group will contribute their shares of the Company to Purchaser. We expect to offer certain members of the Company's management the opportunity to join the Offering Group.

     The terms of our proposal are that holders of Company Common Stock not part of the Offering Group shall receive $8.00 in cash pursuant to the Merger in exchange for each share of Common Stock.

     Completion of the Merger would be conditioned upon approval of the Transaction by shareholders of the Company holding a majority of the shares of Common Stock not held by the Offering Group.

                                                 /s/ James H. Ridinger
                                             ----------------------------------
                                             James H. Ridinger, for the
                                               Offering Group

                                                                       EXHIBIT C

                     OFFERING GROUP STOCKHOLDERS' AGREEMENT

     This AGREEMENT dated as of the 15th day of March, 2002, (this "Agreement") by and among MIRACLE MARKETING INC., a Delaware corporation ("Marketing") and JAMES H. RIDINGER, LOREN A. RIDINGER and each of the other stockholders who execute a counterpart signature page in substantially the form of Exhibit A attached hereto (collectively, the "Offering Group" and, together with Marketing, the "Parties").

     WHEREAS, Marketing is engaged in the operation of a distribution business; and also wishes to acquire 100% ownership of Market America, Inc., a North Carolina corporation ("Market America");

     WHEREAS, each of the proposed members of the Offering Group beneficially owns or controls that number of the issued and outstanding shares of common stock, par value $.00001 per share (the "Market America Stock") of Market America, set forth opposite his or her name on Schedule I hereto;

     WHEREAS, Mr. Ridinger is the sole stockholder of Marketing, and the other members of the Offering Group wish to join as stockholders in Marketing at the time Marketing acquires ownership of Market America;

     WHEREAS, Marketing wishes to acquire 100% ownership of Market America through a merger (the "Proposed Merger") between a subsidiary of Marketing ("MA Acquisition Sub") and Market America in which Market America shall be the surviving corporation, and each issued and outstanding share of Market America Stock, except shares of Market America Stock held by the Offering Group would be converted into the right to receive $8.00 per share, in cash, without interest; and the members of the Offering Group would continue as equity participants in Market America as stockholders of Marketing; and

     WHEREAS, the Parties agree that the execution of this Agreement and the granting of the irrevocable proxy hereby would serve the best interests of Marketing and the Offering Group, would promote the harmonious conduct of the affairs thereof and would promote the Parties' mutual best interests.

     NOW, THEREFORE; the Parties agree as follows:

     1. PURPOSE. It is the purpose of this Agreement to effect the privatization of Market America through the Proposed Merger, in which Market America is the surviving corporation (herein referred to as the "Post-Merger Corporation"), whereby all Market America Stock other than the Continuing Shares set forth on
Schedule I (the "Unaffiliated Shares") is converted into cash and the holders of the Unaffiliated Shares shall have no further interest in the Post-Merger Corporation, the deregistration of the shares of the Post-Merger Corporation pursuant to the Securities Exchange Act of 1934, as amended, and the operation of the Post-Merger Corporation as an "S corporation" (as such term is defined under Section 1361 of the Internal Revenue Code). To effect this purpose:

          a. Negotiation Authority. Mr. Ridinger shall have full and exclusive authority to negotiate the terms of a merger agreement on behalf of Marketing and its subsidiary to effect the Proposed Merger and achieve the purposes stated in Section 1 hereof.

          b. Source of funds. The source of the funds for the merger consideration to be paid to the holders of Unaffiliated Shares under the merger agreement for the Proposed Merger shall be Market America's available funds or funds made available through loans to Market America or Marketing by third parties in such amount and on such terms as are acceptable in the sole discretion of Mr. Ridinger.

          c. Filings. Mr. Ridinger shall have full authority to file or cause to be filed on behalf of the Parties, the MA Acquisition Sub, the members of the Offering Group and the Post-Merger Corporation such fillings, with the Securities and Exchange Commission ("SEC") and other governmental authorities as necessary, as are necessary or desirable to effect the purpose stated in Section 1 hereof, including without limitation any Schedule 13D or 13E-3 filing with the SEC and any filing required by state authorities of North Carolina or under the Internal Revenue Code. Each Party agrees to cooperate fully and on a timely basis with the provision of such information and the signing of such documents as may be requested by or on behalf of Mr. Ridinger to facilitate the foregoing.

          d. Certificates Delivery. Promptly following the execution of this Agreement, each member of the Offering Group shall deliver to Mr. Ridinger, in his capacity as the sole director of Marketing, certificates representing such member's Continuing Shares set forth on Schedule I to be held by Mr. Ridinger in his capacity as sole director of Marketing as security for the obligation of the members of the Offering Group to transfer their Continuing Shares to Marketing in accordance with Section 4.b. hereof. In the event that this Agreement is terminated prior to consummation of the Proposed Merger, such certificates shall be returned promptly to the appropriate members of the Offering Group.

          e. Post-Merger Corporation. References to "Market America" shall be deemed to refer to the Post-Merger Corporation with respect to periods following the consummation of the Proposed Merger.

     2. TERM. This Agreement shall terminate upon the occurrence of any of the following events:

          a. the twentieth (20th) anniversary of the consummation of the Proposed Merger (the "Merger Date"), provided such termination date may be extended for not more than two successive twenty year periods by the Control Person (s) (as hereinafter defined in subsection (e)) giving written notice to the other Parties at least 60 days in advance of each successive termination date;

          b. the effective date of the registration statement pertaining to the first underwritten public offering of the capital stock of Marketing or Market America (other than a registration statement relating solely to a Rule 145 transaction or an employee benefit plan) representing not less than 20% of the capital stock of Marketing or Market America outstanding immediately upon consummation of such offering, and raising gross proceeds after such public offering of securities in excess of $25 million, as measured by the aggregate price to the public of such public offering ("Qualified IPO");

          c. at such time as only one Party remains, the Marketing stock issued in connection with the Proposed Merger (the "Marketing Shares") and held by all others having been transferred to such remaining Party or redeemed by Marketing;

          d. upon the written consent of the Control Person(s) and the holders of more that a majority of the Marketing Shares (excluding the Marketing Shares held by the Control Person(s)); or

          e. for purposes of this Agreement, "Control Person(s)" shall mean the natural person, or natural person(s) acting together, who have the right to vote a majority of the Marketing Voting Common Stock (as hereinafter defined in section 4.b).

Notwithstanding any provision herein to the contrary, if the Proposed Merger does not occur on or before September 15, 2002 (which date may be postponed for up to six months by Mr. Ridinger in his sole discretion), or if prior to the Merger Date, Mr. Ridinger informs the other Parties of his abandonment of the purpose set forth in Section 1, this Agreement shall terminate and be of no further effect.

     3. IRREVOCABLE PROXY.

          a. Appointment. Each of the members of the Offering Group hereby irrevocably makes, constitutes and appoints Mr. Ridinger, as his or her true and lawful attorney, agent and proxy with respect to their respective Continuing Shares and, upon issuance thereof until the Merger Date, the Marketing Shares, with full power of substitution, for and in such member's name, to act as proxy for such Continuing Shares and Marketing Shares at every annual, general or special meeting of stockholders, and at any adjournment thereof (including consents in writing without a meeting to action which may be taken at a meeting of stockholders), to vote, in his sole discretion, for the transaction of any and all business that may come before the stockholders relating to the Proposed Merger, giving and granting to Mr. Ridinger full power and authority to do each and every act and thing whether necessary or desirable to be done in respect of the affairs of Market America and Marketing and in his judgment consistent with the purposes hereof, with full power of substitution, appointment and revocation, hereby ratifying and confirming all that Mr. Ridinger shall do and cause to be done by virtue hereof (including, without limitation, the approval of the reimbursement and/or repayment to or on behalf of Mr. Ridinger and/or his affiliates of fees and expenses relating to the efforts conducted in connection with the Proposed Merger and related matters and making any of the filings referred to in subsection 1.c. hereof) (the "Irrevocable Proxy").

          b. Irrevocability. The Parties agree that this Irrevocable Proxy is irrevocable in accordance with the provisions of Section 55-7-22 of the North Carolina Business Corporation Act. This Irrevocable Proxy shall not be revocable or revoked by the Parties and shall be binding upon their legal representatives, heirs and administrators, for a term commencing the date hereof and terminating upon the earlier of the termination of this Agreement and the Merger Date.

          c. Further Assurances. Pursuant to this agreement, the Parties agree to execute, acknowledge and deliver or will cause to be executed, acknowledged or delivered all further instruments as may be required to grant and confirm to Mr. Ridinger, the Irrevocable Proxy with respect to the Continuing Shares and Marketing Shares.

     4. OFFERING GROUP SHARES.

          a. REPRESENTATIONS AND WARRANTIES OF THE OFFERING GROUP. Each of the members of the Offering Group individually represents and warrants the following:

               i. he or she is the beneficial owner of that number of shares of Market America Stock set forth next to his or her name in
                    Schedule I, which amount includes all shares of Market America Stock beneficially owned or controlled by such Offering Group member and his or her affiliates and or immediate family (such shares being referred to herein as the "Offering Group Shares");

               ii. he or she has full power and authority to vote and to transfer, free and clear from any lien, that number of shares of Market America Shares set forth next to his or her name in Schedule I, and to consummate the transactions contemplated hereby;

               iii. the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not, with or without the giving of notice or lapse of time, or both, (i) violate any provision of law, statute, rule or regulation to which he or she is subject, (ii) violate any order, judgment or decree, or (iii) conflict with, or result in a breach or default under, any term or condition of Market America's charter, bylaws, trust or equivalent governing documents or any material agreement or other material instrument to which he or she is a party or by which he or she is bound; and

               iv. the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on their part and, assuming the due execution by other parties hereto, this Agreement constitutes a binding obligation, enforceable against him or her in accordance with its terms.

          b. Exchange of Shares. Promptly following determination by Mr. Ridinger that the conditions precedent to the consummation of the Proposed Merger have been fulfilled or waived and notice to the members of the Offering Group of such determination, each member of the Offering Group shall cause the transfer of its Continuing Shares to Marketing, free from any lien, and Mr. Ridinger shall cause Marketing to: (i) issue to each member of the Offering Group, other than Mr. Ridinger, one-thousandth (1/1000) of one share of Marketing Non-Voting Common Stock, par value $.01 per share ("Marketing Non-Voting Stock"), for each Continuing Share so transferred on behalf of such Offering Group member and (ii) issue to Mr. Ridinger one-thousandth (1/1000) of one share of Non-Voting Stock for each of 11,280,200 of his Continuing Shares and one-thousandth (1/1000) of one share of Marketing Voting Common stock, par value $.01 per share ("Marketing Voting Stock"), for each of the remaining 3,760,000 of his Continuing Shares.

          c. Power of Attorney. Each member of the Offering Group hereby authorizes Mr. Ridinger to effect such transfer of its Continuing Shares by executing a stock power on such Party's behalf as of the Merger Date.

          d. Non-transferability. No Party shall sell or permit to be sold or otherwise transfer or permit to be transferred beneficial ownership or control of any shares of Market America Stock on or before September 15, 2002.

     5. MARKETING SHARES.

          a. Non-transferability. No Party shall sell or permit to be sold or otherwise transfer or permit to be transferred beneficial ownership or control of any Marketing Shares, except as permitted specifically hereunder. Without limiting the generality of the foregoing, no person may acquire beneficial ownership or control of Marketing Shares pursuant to a transfer permitted hereunder unless such person executes an acknowledgement, in a form reasonably satisfactory to Marketing, that such person and such shares shall be bound by the terms of this Agreement.

          b. Share Certificates. The certificates representing Marketing Shares shall be held by Marketing in escrow as security for the compliance of the Parties with this Agreement, and each certificate shall bear the following legend, in addition to any other legend required by applicable law:

                    "The shares representing this certificate are subject to restrictions on transfer and other restrictions contained in an Agreement dated MARCH 15, 2002, among James H. Ridinger, the Corporation and others, a copy of which may be examined at the principal offices of the Corporation, at 1009 West Market Street, P.O. Box 9673, Greensboro, NC 27401.

                    THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY JURISDICTION. SUCH SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED, ASSIGNED, ENCUMBERED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO (I) A REGISTRATION STATEMENT WITH RESPECT TO SUCH SECURITIES THAT IS EFFECTIVE UNDER SUCH ACT OR APPLICABLE STATE SECURITIES LAW, OR (II) ANY EXEMPTION FROM REGISTRATION UNDER SUCH ACT, OR APPLICABLE STATE SECURITIES LAW, RELATING TO THE DISPOSITION OF SECURITIES, INCLUDING RULE 144, PROVIDED AN OPINION OF COUNSEL IS FURNISHED TO THE COMPANY, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY, TO THE EFFECT THAT AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND/OR APPLICABLE STATE SECURITIES LAW IS AVAILABLE."

          c. Additional Shares. If Marketing shall at any time issue additional shares by way of dividend or other distribution of Marketing stock, or subdivide, reclassify or combine the outstanding Marketing Shares, the number of Marketing Shares of each Party subject to this Agreement shall be adjusted to take into account such event so that this Agreement shall cover such increased, reclassified or combined shares.

          d. Repurchase of Shares. For purposes of this Section, "Employee" shall mean any Party who is also an also an employee of Market America, Marketing or both, excluding James H. Ridinger, Loren A. Ridinger and, if otherwise applicable, any other Control Person(s) and Amber Ridinger. For purposes of this Section, "Original Employees" shall mean Martin L. Weissman, Dennis J. Franks, Joseph V. Bolyard and Marc Ashley.

               i. Mandatory Repurchase of Shares upon Retirement, Disability or Death of an Employee Party. Upon the retirement of an Employee from employment with Market America (and, if applicable, Marketing) after reaching age 65 or after 30 years of employment with Market America (other than a semi-retirement in accordance with d(iii) below), such Employee shall sell to Marketing, and Marketing shall purchase from such Employee, such Employee's Marketing Shares at a price of $8,000 per share plus any undistributed earnings and profits of Marketing (all determinations of undistributed earnings and profits under this Agreement shall be made by the Board of Directors of Marketing after calculation by the then chief financial officer of Marketing based on the books and records of Marketing and in accordance with generally accepted accounting principles, without audit, and all references to undistributed earnings and profits shall refer to the percentage of the earnings and profits attributable to the shares being repurchased) to which such Employee is entitled in accordance with the next sentence, all payable by Marketing to such Employee over five years (all references to payments over five years under this Agreement shall mean in equal quarterly installments if principal, together with accrued interest, if any, and in addition, any deferred payment obligations shall be, unless otherwise determined by the Board of Directors, due and payable immediately upon a Control Transfer (as defined below)) with interest at the prime rate (all references in this Agreement to interest at the prime rate shall mean interest to be set initially at the prime rate as published in the Wall Street Journal at the time of repurchase and reset annually at the prime rate then published in the Wall Street Journal). An Employee retiring after reaching the age of 65 or after 30 years of employment with Market America (and, if applicable, Marketing) shall be entitled to receive a portion of the accrued and undistributed earnings and profits on his or her shares of Marketing, from the Merger Date until the date of retirement, in accordance with the following criteria: (i) 33.33%, if such Employee is retiring after at least 10 years of employment with Market America;
                    (ii) 66.66%, if such Employee is retiring after at least 20 years of employment with Market America; (iii) 83.33%, if such Employee is retiring after at least 25 years of employment with Market America; and (iv) 100%, if such Employee is retiring after at least 30 years of employment with Market America or is an Original Employee. Upon the death or disability of an Employee (including an Employee who has entered semi-retirement in accordance with d(iii)), Marketing shall repurchase such Employee's shares upon the same terms as set forth above, whether or not such Employee has reached the age of 65. For purposes of this Section, an Employee shall be considered disabled if (i) such Employee is determined to be disabled and eligible for long-term disability benefits either by the Disability Determination Services office of the Social Security Administration or by a disability insurer of Marketing or Market America under a policy then applicable to such Employee, or (ii) such Employee's employment is terminated as a result of disability pursuant to his or her employment agreement in effect at the time of termination.

               ii. Mandatory Repurchase of Shares upon Voluntary or Involuntary Termination of an Employee. Upon the voluntary or involuntary termination of the employment of an Employee by Market America, Marketing or both or termination of employment by Employee (other than as set forth in d(i) or as set forth in the last sentence hereof) from Market America (and, if applicable, Marketing), such Employee shall sell to Marketing, and Marketing shall purchase from such Employee, such Employee's Marketing Shares at a price equal to either (i) if the Employee is an Original Employee, $8,000 per share or (ii) if the Employee is not an Original Employee, the price originally paid by such Employee for such shares (which price for Employee's presently owned shares is indicated on Schedule I), whether by acquisition of shares of Market America or Marketing, plus, in the case of either (i) or (ii), any undistributed earnings thereon to which such Employee is entitled in accordance with the next sentence, all payable by Marketing to such Employee over five years without interest. A terminated Employee shall be entitled to receive a portion of the undistributed earnings and profits accrued on his or her shares of Marketing, from the Merger Date until the date of termination, in accordance with the following criteria: (i) 33.33%, if such Employee is terminated after at least 10 years of employment with Market America; (ii) 66.66%, if such Employee is terminated after at least 20 years of employment with Market America; (iii) 83.33%, if such Employee is terminated after at least 25 years of employment with Market America, and (iv) 100%, if such Employee is terminated after at least 30 years of employment with Market America or is an Original Employee. Notwithstanding the rest of this Subsection d(ii), upon the termination of an Employee (including an Original Employee) by Market America, Marketing or both with "Cause" as defined in his or her employment agreement in effect at the time of termination, such Employee shall sell to Marketing, and Marketing shall purchase from such Employee, such Employee's Marketing Shares at a price equal to either (i) if the Employee is an Original Employee, $8,000 per share or (ii) if the Employee is not an Original Employee, the price originally paid by such Employee for such shares (which price for Employee's presently owned shares is indicated on
                    Schedule I), whether by acquisition of shares of Market America or Marketing, minus, in the case of either (i) or
                    (ii), the monetary cost of the damages incurred by Market America or Marketing in connection with such Employee's conduct, as determined by the Board of Directors of Marketing, payable by Marketing to such Employee over five years without interest, and such Employee shall have no right to receive any undistributed earnings or profits.

               iii. Optional Sale of Shares upon Semi-Retirement. In the event of the entry of a Employee into a state of semi-retirement (as such status and the criteria for which shall have been defined by agreement between Marketing and Employee), such Employee shall have the option to sell to Marketing on the date of entry into semi-retirement, and Marketing shall purchase from such Employee, all or part of such Employee's Marketing Shares at the time of entry into semi-retirement at a price of $8,000 per share plus any undistributed earnings thereon to which such Employee is entitled in accordance with the next sentence, all payable by Marketing to such Employee over five years with interest at the prime rate, or to hold such shares until such Employee's retirement in accordance with d(ii), in which case the period of semi-retirement shall be counted toward such Employee's period of employment for purposes of determining the applicable purchase price. A semi-retired Employee shall be entitled to receive a portion of the undistributed earnings and profits accrued on his or her shares of Marketing, from the Merger Date until the date of such sale back to Marketing, in accordance with the following criteria: (i) 33.33%, if such Employee is entering semi-retirement after at least 10 years of employment with Market America; (ii) 66.66%, if such Employee is entering semi-retirement after at least 20 years of employment with Market America; (iii) 83.33%, if such Employee is retiring after at least 25 years of employment with Market America; and (iv) 100%, if such Employee is entering semi-retirement after at least 30 years of employment with Market America or is an Original Employee.

               iv. Divorce or other Transfer to Spouse. In the event of a court award or voluntary transfer of any portion of a Party's shares of Marketing to such Party's spouse (who is not a

                    Party to this Agreement) in a divorce proceeding or other economic settlement, such Party shall promptly notify Marketing in writing and, for a period of ninety (90) days from the date of receipt by Marketing of such written notice, Marketing shall have the option to repurchase such Marketing Shares from the recipient former-spouse at a price equal to the price originally paid by the Party spouse for such shares, whether by acquisition of shares of Market America or Marketing (which price for such Party's presently owned Shares is indicated on Schedule I), without any undistributed earnings thereon, payable by Marketing to such person over five years without interest. By executing a copy of this Agreement, each Party's current spouse (if applicable) agrees to be bound by the terms of this Agreement, including, without limitation this subsection iv. Each Party who marries or remarries in the future, if such Party remains a Party to this Agreement at such time, shall require prior to such marriage or remarriage that his future spouse execute a copy of the then current version of this Agreement to agree to be bound by the terms thereof, including without limitation this subsection iv. If the future spouse of a Party does not so execute a copy of this Agreement, such Party shall notify Marketing in writing of such marriage or remarriage and refusal to execute a copy of this Agreement and then Marketing shall have the option to repurchase the Marketing Shares of such Party, for a period of ninety (90) days of the date of receipt of Marketing of such written notice, at a price equal to the price originally paid by such Party for such Shares, whether by acquisition of shares of Market America or Marketing (which price for such Party's presently owned Shares is indicated on Schedule I), without undistributed earnings thereon, payable by Marketing over five (5) years without interest.

               v. Suspension of Payments. Notwithstanding the foregoing, the obligation of Marketing to make payments described in this Section for repurchases of shares shall be suspended upon the occurrence and during the continuation of any of the following conditions, with the term of the payment obligations described in this Section to be extended by the time of any such suspension:

                    (1) Marketing shall not have recorded a profit as of the end of the immediately preceding fiscal quarter, or the Board of Directors of Marketing shall have determined in their sole discretion that Marketing is not likely to report a profit in the next succeeding fiscal quarter.

                    (2) The Board of Directors shall have determined, in their sole discretion, that, because of the cash position of Marketing at such time, Marketing's payment of the repurchase consideration described in this Section at such time would jeopardize the financial well-being of Marketing.

                    In the event of suspension of payments under (1) or (2) above for shares repurchased following retirement, semi-retirement or death pursuant to Sections 5(d)(i) or 5(d)(iii), each former stockholder entitled to such payments shall also have a right to future payments equal to the earnings that would have been allocated to such former stockholder's repurchased shares if they had remained outstanding during the period of such suspension of payments (pro rated based on the number of such former Stockholder's repurchased shares and the aggregate number of shares actually or considered to be outstanding under this paragraph for all persons) less the amount of any payments in lieu of distributions received by such former stockholder pursuant to Section 6(d) below. Such payments shall accrue and, beginning at such time as the repurchase payments under Sections 5(d)(i) and 5(d)(iii) are resumed, such payments shall be made in equal quarterly installments (with interest at the prime rate) over the remaining portion of the five-year period in which such repurchase payments are to be made; provided, that all such payments may be suspended any number of times in accordance with this Section 5(d)(iv).

          e. Transfer of Shares by Control Person(s). Notwithstanding subsection a. above, at any time James H. Ridinger or any other Control Person(s) may transfer any portion of his Marketing Shares without restriction (or with such restrictions as the transferor(s) and such transferee shall agree) to a any person or entity by way of sale, gift or other assignment; provided, that neither Mr. Ridinger nor any other Control Person shall engage in a transfer of Marketing Shares which would cause any party other than Mr. Ridinger and/or his Permitted Transferees (as hereinafter defined) to become a Control Person (any such transfer being referred to in this Section as a "Control Transfer"), except in a bona fide sale in compliance with the following provisions:

               i. Take Along Right. Mr. Ridinger and any other Control Person (the "Transferring Control Person(s)") may transfer such shares without restriction (or with such restrictions as the Transferring Control Person(s) and such transferee shall agree) to a third party, provided that prior to engaging in a Control Transfer, the Transferring Control Persons shall notify each other Party in writing, identifying the third party purchaser and enclosing a copy of the offer from received from such third party (the "Transfer Notice"); and each other Party shall have the right (the "Take-Along Right") to require such third party to purchase all of its Marketing Shares at the same price per share and upon the same terms and conditions as are specified in the Transfer

                    Notice. The Take-Along Right may be exercised by all or fewer than all of the other Parties by delivery of a written notice to Mr. Ridinger and, if applicable, other transferors (the "Take-Along Notice") within twenty (20) calendar days following the receipt of his Transfer Notice. It shall be a condition precedent to the transfer of Marketing Shares by the Transferring Control Person(s) that the third party purchases from the other Parties Marketing Shares tendered thereby on the same terms and conditions as it purchases such Marketing Shares from the Transferring Control Person(s). If no Take-Along Notice is received during the applicable period referred to in this Section, the Transferring Control Person(s) shall have the right for a 60-day period to transfer such Marketing Shares on terms and conditions no more favorable to the Transferring Control Person(s) than those stated in his Transfer Notice.

               ii. Further Assurances. Notwithstanding anything to the contrary contained herein, the exercise of the Take-Along Right shall be conditioned upon the agreement by each exercising Party to execute any customary agreement, certificate or other document required to be executed in connection with such transfer; provided, however, that such Party shall only be required to give representations or warranties or make covenants with respect to the title, ownership, and delivery of the interests, including the authority to transfer such interests, and in no event shall any such Party be required to make representations and warranties more extensive than those given by the Transferring Control Person or to provide indemnities (other than with respect to such limited representation and warranties) disproportionately (based upon the percentage of sales proceeds to be received) to those provided by the Transferring Control Person. Failure of a Party to comply with the provisions of this Subsection e(ii) shall constitute a breach of this Agreement and a waiver of its Take-Along Right hereunder.

               iii. Right of Mr. Ridinger or Other Control Person(s) to Require
                    Sale of Shares. If Mr. Ridinger or other Control Person(s) (the "Selling Control Person(s)") receives a bona fide offer from an unaffiliated third party to purchase all of Marketing Shares beneficially owned or controlled by the Parties for cash or marketable securities and on such other terms as may be acceptable to the Selling Control Person(s), the Selling Control Person(s) shall have the right and option to deliver a Transfer Notice to each of the other Parties. If the other Parties do not exercise their Take-Along Rights with respect to this Transfer Notice, then the Selling Control Person(s) may require that the other Parties sell their Marketing Shares at such time upon the terms contained in such Transfer Notice. The Parties hereto shall take all actions that may be reasonably requested in order to effect the transfer contemplated by this subsection e(iii).

               iv. For purposes of this Agreement, "Permitted Transferee" shall mean Loren A. Ridinger, Amber Ridinger (or her issue), Marc Ashley, and any other Control Person(s), a trust for the benefit of one or more of the foregoing persons and/or Mr. Ridinger, or a partnership, limited liability company, or corporation controlled by one or more of the foregoing persons and/or Mr. Ridinger.

     6. Operation of Marketing as "S corporation".

          a. Transfer to Eligible Persons. Each of the members of the Offering Group represents and warrants that he or she is a citizen of the United States of America eligible to hold shares in an "S corporation" and he or she shall not sell, transfer or in any way dispose of his or her Marketing Shares, or any right, title or interest, if such sale, transfer or disposition would terminate the S corporation election.

          b. Covenant Against Future Ineligibility. Each Party, other than Mr. Ridinger and any other Control Person(s), covenants that it shall not take or permit to be taken any action that result would prevent the classification of Marketing as an "S corporation" and the Post-Merger Corporation as a "qualified S corporation subsidiary."

          c. Authority to Make Election. Immediately upon or following the consummation of the Proposed Merger, Mr. Ridinger and any other Control Person(s) shall have full authority to make and consent to the "S corporation" election necessary to operate Marketing as an "S corporation," and the Post-Merger Corporation as a "qualified S corporation subsidiary," and to terminate or restore such elections thereafter. Each Party shall consent to each election, termination or restoration as necessary to effect such action. If the Control Person(s) wishes to obtain a ruling under
               Section 1362(f) of the Internal Revenue Code of 1986, as amended (the "Code"), each Party agrees to make such adjustments pursuant to Section 1362(f)(4) of the Code that are approved by the Board of Directors of Marketing. Each Party's obligation to make such adjustments shall continue after the Party has ceased to own Marketing Shares and after this Agreement is terminated.

          d. Post-Merger Operation and Distributions. Following and for the duration of an "S corporation" election with respect to Marketing, the Post-Merger Corporation shall be operated, to the extent permitted by applicable law, as a "qualified S corporation subsidiary" as the term is defined under Section 1361 of the Code. For so long as an "S corporation" election is in effect with respect to Marketing and the Post-Merger Corporation is being operated as a "qualified S corporation subsidiary" both such companies shall be managed with a view to making distributions to its stockholders of all excess cash, unless the Board of Directors determines that Marketing's cash requirements prevent such distribution, provided: (i) in any case distributions to discharge income tax liabilities arising out of the allocation of taxable income generated by such corporation's activities shall be made in amounts sufficient to discharge such liabilities assuming all stockholders' income is to be taxed at the highest maximum marginal tax rates then in effect for federal and North Carolina income tax purposes ("Tax Distributions") and
               (ii) in the event distributions are made in excess of Tax Distributions during any period of suspension of payments under
               Section 5(d)(iv), any former stockholder entitled to suspended payments under Section 5(d)(i) or 5(d)(iii) shall be paid, at the time of each such excess distribution, a lump sum cash payment equal to the distribution such former stockholder would have received as if all repurchased shares had remained outstanding at the time of the excess distribution (pro rata based on the number of such former stockholder's repurchased shares and the aggregate number of shares actually or considered to be outstanding under this Section for all persons at the time of the excess distribution). For purposes of determining distributions for any year, the Board of Directors shall determine excess cash in such year as cash and short-term investments at the end of such year in excess of (i) the amount of retained earnings at the time of the consummation of Proposed Merger (as determined by the Board of Directors and increased annually by the rate of inflation), and (ii) such additional cash reserves for acquisitions and contingencies as the Board of Directors deems appropriate; provided that it is the intent of the Parties that this sentence shall be a guiding principle for the Board of Directors' determination but shall not in any way limit the discretion of the Board of Directors or be a basis for any legal claim or proceeding against Marketing.

          e. Management and Control of Marketing. The Parties agree that the Board of Directors of Marketing shall consist, following the Merger Date, of three (3) directors, unless modified by the majority of the holders of Voting Shares. In any and all elections of directors of Marketing (whether at a meeting or by written consent in lieu of a meeting), each of the Parties shall vote or cause to be voted all Voting Shares over which he, she or it has voting control to elect the members to the Board of Directors of Marketing designated by James H. Ridinger, with such initial designees consisting of James H. Ridinger, Loren A. Ridinger and Martin L. Weissman, each of whom shall initially serve as Directors of Marketing following the Merger Date.

     7. Cooperation; Joint Filings. The Parties agree to cooperate with Marketing and Mr. Ridinger in all filings required to be made by Marketing, MA Acquisition Sub, the Offering Group Market America and/or the Post-Merger Corporation by or with any governmental authority necessary or desirable for or incidental to the purpose of this Agreement. The Parties agree that all filings by any Party individually in respect of its participation in the transactions described herein or incidental thereto shall be subject to the review and approval of Mr. Ridinger.

     8. MISCELLANEOUS.

          a. Amendment and Waivers. This Agreement may not be amended, nor may any of its provisions be waived, except by a written instrument duly executed by the Control Person(s) and: (i) the holders of a majority of the Continuing Shares (excluding the Continuing Shares of the Control Person(s)), if prior to the Merger Date; or
               (ii) the holders of a majority of the Marketing Shares (excluding the Marketing Shares of the Control Person(s)), if after the Merger Date.

          b. Remedies. The Parties hereto agree that legal remedies for a breach of this Agreement will be inadequate and that this Agreement may be enforced by injunctive or other equitable relief. Such equitable remedies and all other remedies provided for in this Agreement shall be cumulative and in addition to any other remedies which any party hereto may have under applicable law, equity, this Agreement or otherwise.

          c. Notices. All notices provided for this Agreement shall be effective and deemed given when in writing and delivered by personal service or deposited in the United States mail and sent, postage prepaid, or by facsimile addressed to the appropriate party at its, his or her address set forth below its, his or her signature to this Agreement, or to such other address as such party shall have designated by notice similarly given.

          d. Entire Agreement. This Agreement and the respective employment agreements of the parties contain the entire understanding of the parties hereto with regard to the subject matter hereof.

          e. Successors; Assignment. The terms and provisions of this Agreement shall inure to the benefit of and be binding upon the heirs, legal representatives and successors of the Parties, but may not be assigned by any Party except as specifically set forth herein.

          f. Governing Law. This Agreement shall be governed by, and construed under and in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles of said State and irrespective of the place of business, residence or domicile of the parties to this Agreement.

          g. Consent to Jurisdiction. Each Party agrees that any proceeding arising out of or relating to this Agreement or the breach or threatened breach of this Agreement may be commenced and prosecuted in a court in the State of North Carolina. Each Party hereby irrevocably and unconditionally consents and submits to the non-exclusive personal jurisdiction of any court in the State of North Carolina in respect of any such proceeding. Each Party consents to service of process upon it with respect to any such proceeding by registered mail, return receipt requested, and by any other means permitted by applicable laws and rules. Each Party waives any objection that it may now or hereafter have to the laying of venue of any such proceeding in any court in the State of North Carolina and any claim that it may now or hereafter have that any such proceeding in any court in the State of North Carolina has been brought in an inconvenient forum.

          h. Headings. The headings contained in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of the Agreement.

          i. Counterparts. This Agreement may be executed in one or more counterparts each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

          j. Severability. In case any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein; provided however, that the parties hereto shall use their reasonable best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such invalid, illegal or unenforceable term, provision, covenant or restriction.

          k. No Tax Advice. Each Party acknowledges that the United States federal, state, local, and other tax consequences to such Party of acquiring, holding, and selling or otherwise disposing of its shares of Marketing or Market America may be affected by provisions of the Code. Each Party understands and acknowledges that she or she has not relied on any other Party hereto (or any of their affiliates, employees, agents or advisors) with regard to the tax issues relating to transactions contemplated hereby, and is urged to consult his or her tax advisor with regard to such issues.

          l. Beneficial Ownership. Each Party agrees to promptly provide Marketing any information or representations that Marketing may request regarding such Party's beneficial ownership of shares of any class of Marketing's capital stock.

          m. After Acquired Shares. The provisions of this Agreement shall apply to any shares of capital stock of the Marketing acquired after the date hereof by any party hereto or by any other party that agrees to be bound by the terms hereof.

          n. Related Party Transactions. The Parties have had an opportunity to review any and all contract or transactions between Market America and one or more of its officers and directors, or between Market America and one of more corporations or entities in which one or more of its officers or directors has a financial interest, as disclosed in Market America's public filings with the SEC. The Parties agree that each of such contracts or transactions was, and remains as of the date hereof, fair as to Market America and entered into in good faith by the parties to such contracts or transactions, and the Parties hereby waive any objection to challenge the fairness of any such contract or transactions.

          o. Stand-Off Agreement. Each Party, if requested by Marketing and the managing underwriters of a Qualified IPO, shall agree not to sell, pledge, hypothecate or otherwise transfer or dispose of any capital stock of Marketing held or beneficially owned by such Party for a period of 180 days following the effective date of a registration statement filed in connection with such Qualified IPO, provided that Marketing and its executive officers and directors enter into similar agreements.

     IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first above written.



                                             MIRACLE MARKETING INC.

                                             By:      /s/ James H. Ridinger
                                                 -------------------------------
                                                 JAMES H. RIDINGER, President

                                             Address: --------------------------
                                                      --------------------------
                                                      --------------------------

ATTEST:

    /s/Loren A. Ridinger
----------------------------
LOREN A. RIDINGER, Secretary


                                             OFFERING GROUP:

                                             /s/ James H. Ridinger
                                             -----------------------------------
                                             JAMES H. RIDINGER
                                             Address: --------------------------
                                                      --------------------------
                                                      --------------------------


                                             /s/ Loren A. Ridinger
                                             -----------------------------------
                                             LOREN A. RIDINGER
                                             Address: --------------------------
                                                      --------------------------
                                                      --------------------------

                                   SCHEDULE I

            OWNERSHIP OF OFFERING GROUP SHARES AND CONTINUING SHARES

As of the date hereof, the following lists the total amount of shares of Market America stock held by the respective members of the Offering Group (the "Offering Group Shares" or "Market America Shares") and the shares of Market America stock to be exchanged in the Proposed Merger (the "Continuing Shares").

--------------------------------------------------------------------------------
                                       NO. OF SHARES OWNED
--------------------------------------------------------------------------------
OFFERING GROUP        OFFERING GROUP        CONTINUING        AGGREGATE PRICE
   MEMBERS                SHARES              SHARES          PREVIOUSLY PAID*
--------------------------------------------------------------------------------
James H. Ridinger         15,040,200        15,040,200               N/A
--------------------------------------------------------------------------------
Loren A. Ridinger            101,450           101,450               N/A
--------------------------------------------------------------------------------
Martin L. Weissman           532,000(1)        300,000               -0-
--------------------------------------------------------------------------------
Andrew Weissman               50,000            50,000               -0-
--------------------------------------------------------------------------------
Marc Ashley                   50,000            50,000               -0-
--------------------------------------------------------------------------------
Dennis J. Franks             150,000           150,000               -0-
--------------------------------------------------------------------------------
Joseph V. Bolyard             20,000            20,000               -0-
--------------------------------------------------------------------------------


*For purposes of Section 5 of the Agreement.


----------
(1) Includes 232,000 shares of Market America Stock beneficially owned by Martin L. Weissman IRA, T.D. Waterhouse Custodian, which will be paid out in cash and not subject to exchange in the Proposed Merger.

                                    EXHIBIT A

               STOCKHOLDERS' AGREEMENT COUNTERPART SIGNATURE PAGE


     By signing this Stockholders' Agreement Counterpart Signature Page, the undersigned acknowledges his acceptance of that certain Stockholders' Agreement by and between MIRACLE MARKETING INC., a Delaware corporation, and each of its stockholders.

     Dated this __ day of ____, 2002.


                                         Martin Weissman
                                         ---------------------------------------
                                         Print Name

                                         Executive Vice President
                                         ---------------------------------------
                                         Title (if applicable)

                                         /s/ Martin Weissman
                                         ---------------------------------------
                                         Signature
                                         Address: 5 Regal Court
                                                  Greensboro, NC 27410


     By signing this Stockholders' Agreement Counterpart Signature Page, the undersigned acknowledges the application of the provisions of that certain Stockholders' Agreement by and between MIRACLE MARKETING INC., a Delaware, and each of its stockholders to the Shares (as defined therein) held by my spouse.

     Dated this __ day of ____, 2002.


                                         Esther Weissman
                                         ---------------------------------------
                                         Print Name of Spouse (if applicable)


                                         /s/ Esther Weissman
                                         ---------------------------------------
                                         Signature of Spouse
                                         Address (if different from above:

                                    EXHIBIT A

               STOCKHOLDERS' AGREEMENT COUNTERPART SIGNATURE PAGE


     By signing this Stockholders' Agreement Counterpart Signature Page, the undersigned acknowledges his acceptance of that certain Stockholders' Agreement by and between MIRACLE MARKETING INC., a Delaware corporation, and each of its stockholders.

     Dated this __ day of ____, 2002.


                                         Andrew Weissman
                                         ---------------------------------------
                                         Print Name

                                         Director of Field Development
                                         ---------------------------------------
                                         Title (if applicable)

                                         /s/ Andrew Weissman
                                         ---------------------------------------
                                         Signature
                                         Address: 321 S. Elm Street Apt. # 317
                                                  Greensboro, NC 27401


     By signing this Stockholders' Agreement Counterpart Signature Page, the undersigned acknowledges the application of the provisions of that certain Stockholders' Agreement by and between MIRACLE MARKETING INC., a Delaware, and each of its stockholders to the Shares (as defined therein) held by my spouse.

     Dated this __ day of _______, 2002.


                                         ---------------------------------------
                                         Print Name of Spouse (if applicable)


                                         ---------------------------------------
                                         Signature of Spouse
                                         Address (if different from above:

                                    EXHIBIT A

               STOCKHOLDERS' AGREEMENT COUNTERPART SIGNATURE PAGE


     By signing this Stockholders' Agreement Counterpart Signature Page, the undersigned acknowledges his acceptance of that certain Stockholders' Agreement by and between MIRACLE MARKETING INC., a Delaware corporation, and each of its stockholders.

     Dated this 20th day of March, 2002.


                                         Marc Ashley
                                         ---------------------------------------
                                         Print Name

                                         Vice President
                                         ---------------------------------------
                                         Title (if applicable)

                                         /s/ Mark Ashley
                                         ---------------------------------------
                                         Signature
                                         Address: 16445 Collins Ave. #1124
                                                  Sunny Isles Beach, FL 33160


     By signing this Stockholders' Agreement Counterpart Signature Page, the undersigned acknowledges the application of the provisions of that certain Stockholders' Agreement by and between MIRACLE MARKETING INC., a Delaware, and each of its stockholders to the Shares (as defined therein) held by my spouse.

     Dated this ___day of _______, 2002.


                                         ---------------------------------------
                                         Print Name of Spouse (if applicable)


                                         ---------------------------------------
                                         Signature of Spouse
                                         Address (if different from above:

                                    EXHIBIT A

               STOCKHOLDERS' AGREEMENT COUNTERPART SIGNATURE PAGE


     By signing this Stockholders' Agreement Counterpart Signature Page, the undersigned acknowledges his acceptance of that certain Stockholders' Agreement by and between MIRACLE MARKETING INC., a Delaware corporation, and each of its stockholders.

     Dated this 20th day of March, 2002.


                                         Dennis Franks
                                         ---------------------------------------
                                         Print Name

                                         Executive Vice President
                                         ---------------------------------------
                                         Title (if applicable)

                                         /s/ Dennis Franks
                                         ---------------------------------------
                                         Signature
                                         Address: 4 Westmount Ct
                                                  Greensboro, NC 27410


     By signing this Stockholders' Agreement Counterpart Signature Page, the undersigned acknowledges the application of the provisions of that certain Stockholders' Agreement by and between MIRACLE MARKETING INC., a Delaware, and each of its stockholders to the Shares (as defined therein) held by my spouse.

     Dated this 20 day of March, 2002.


                                         Nancy A. Franks
                                         ---------------------------------------
                                         Print Name of Spouse (if applicable)


                                         /s/ Nancy A. Franks
                                         ---------------------------------------
                                         Signature of Spouse
                                         Address (if different from above:
                                                  4 Westmount Court
                                                  Greensboro, NC 27410

                                    EXHIBIT A

               STOCKHOLDERS' AGREEMENT COUNTERPART SIGNATURE PAGE


     By signing this Stockholders' Agreement Counterpart Signature Page, the undersigned acknowledges his acceptance of that certain Stockholders' Agreement by and between MIRACLE MARKETING INC., a Delaware corporation, and each of its stockholders.

     Dated this __ day of ____, 2002.


                                         Joe Bolyard
                                         ---------------------------------------
                                         Print Name

                                         Vice President
                                         ---------------------------------------
                                         Title (if applicable)

                                         /s/ Joseph Bolyard
                                         ---------------------------------------
                                         Signature
                                         Address:


     By signing this Stockholders' Agreement Counterpart Signature Page, the undersigned acknowledges the application of the provisions of that certain Stockholders' Agreement by and between MIRACLE MARKETING INC., a Delaware, and each of its stockholders to the Shares (as defined therein) held by my spouse.

     Dated this __ day of _______, 2002.


                                         ---------------------------------------
                                         Print Name of Spouse (if applicable)


                                         ---------------------------------------
                                         Signature of Spouse
                                         Address (if different from above: